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                              April 8, 2024

       Zhu Youyi
       Chief Financial Officer
       China Natural Resources, Inc.
       Room 2205, 22/F, West Tower, Shun Tak Centre
       168-200 Connaught Road Central
       Sheung Wan, Hong Kong

                                                        Re: China Natural
Resources, Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed March 18,
2024
                                                            File No. 333-278037

       Dear Zhu Youyi:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed March 18, 2024

       General

   1. We note Section 1.2 of counsel's PRC Legal Opinion at Exhibit 99.2 states, "We are of the opinion that solely for
the purpose of this Warrants Shares Resale Registration, the
                                                        Company is not required
to perform the filing procedures with the CSRC prior to the
                                                        exercise of the
warrants." We further note disclosure on your prospectus cover page stating that the
Company shall make filings on the offering with the CSRC within three working days after the
offering is completed, and risk factor disclosure at page 24 stating that, based on the
Trial Measures of Overseas Listing, if the Company issues new securities in the
future, you need to fulfill the CSRC filing procedures. Please revise to clarify, with respect
to this offering, whether, and if so, when, you are required to make a filing with the CSRC
under the Trial Measures.
 Zhu Youyi
China Natural Resources, Inc.
April 8, 2024
Page 2
2. In comparing your China-based companies disclosure against your most recent Form F-3
       (File No. 333-268454) we note certain changes to your disclosure appearing on the cover page, in your Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with operating in the PRC. It is unclear to us that there have been changes in the regulatory environment in the PRC since that Form F-3 went effective on February 10, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. We remind you that, pursuant to federal securities rules, the term
          control    (including the terms    controlling,       controlled by,
  and    under common control
       with   ) as defined in Securities Act Rule 405 means    the possession,
direct or indirect, of
       the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or
otherwise.    We do not
       believe, for instance, that disclosure referencing the PRC government s "significant authority" conveys the same risk. We note further that the Division's Sample Letters to
       China-Based Companies also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please restore your disclosures in these areas to the disclosures as they existed in the Form F-3 effective as of February 10, 2023.
3. Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F pursuant to the requirements outlined within Item 4 of Form F-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal
Branch Chief, at 202-551-3314 with any other questions.



                                                            Sincerely,
FirstName LastNameZhu Youyi
                                                            Division of
Corporation Finance
Comapany NameChina Natural Resources, Inc.
                                                            Office of Energy &
Transportation
April 8, 2024 Page 2
cc:       Richard Chang
FirstName LastName